Form 40-F
period 2026-07-31
Cizzle Brands Corp
filed 2026-10-28
CIK 2105038

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended July 31, 2026	Commission File Number 333-298427

Cizzle Brands Corporation

(Exact name of Registrant as specified in its charter)

British Columbia, Canada	2000	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

35 McCleary Court, Unit 21, Concord, Ontario L4K 3Y9, Canada

(416) 505-0929

(Address and telephone number of Registrant’s principal executive offices)

Bennett Jones (US) LLP

45 Rockefeller Plaza Suite 2602, New York, NY 10111

(212) 680-4120

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 230,252,282 of the Registrant’s common shares were issued and outstanding as of July 31, 2026.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

FORWARD LOOKING STATEMENTS

This Annual Report on Form 40-F (this “Annual Report”) of Cizzle Brands Corporation (the “Registrant”, “us”, “we”, or “our”) and the exhibits incorporated by reference herein contain “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities laws (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this Annual Report and the documents incorporated by reference herein and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies and the industry in which we operate.

Although we base the forward-looking statements contained in this Annual Report and the documents incorporated by reference herein on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report and the documents incorporated by reference herein. In addition, even if results and developments are consistent with the forward-looking statements contained in this Annual Report and the documents incorporated by reference herein, those results and developments may not be indicative of results or developments in subsequent periods. In particular, and without limiting the generality of the foregoing, forward-looking statements in this Annual Report and the documents incorporated by reference herein include statements relating to:

•future products and services;

•expansion of product distribution;

•the Registrant’s growth;

•the expected contribution, ramp-up and profitability of the Registrant’s manufacturing business and of the Registrant’s dual branded and manufacturing operating model;

•the approximately C$184 million of remaining contracted customer production volume at the time of acquisition of the Registrant’s manufacturing business and the related contracted minimum take-or-pay revenue, and the timing and amount of revenue expected to be realized from contract and toll manufacturing;

•expectations regarding production capacity, capacity utilization, production efficiency, overhead absorption and unit cost improvements at The CWENCH Hydration Factory;

•the Registrant’s ability to manufacture CWENCH Hydration and other products in-house and the expected cost of goods sold benefits of doing so;

•the realization of integration benefits, synergies and operating leverage from the acquisition of the Registrant’s manufacturing business;

•the retention and performance of contract manufacturing customers and the renewal or extension of their agreements;

•marketing and business plans and short-term objectives;

•the intention to grow the business, operations and potential activities of the Registrant;

•revenue;

•use of available funds;

•business milestones and objectives;

•the protection of intellectual property;

•the Registrant’s ability to keep pace with changing consumer preferences;

•the Registrant’s ability to retain key personnel;

•the Registrant’s status as a foreign private issuer and an emerging growth company, and the potential that the Registrant may be classified as a passive foreign investment company;

•exploration of new products and opportunities;

•future risks to operations;

•the Registrant’s expectations regarding its business, financial condition and results of operations;

•future market share;

•the outcome of legal proceedings which involve the Registrant;

•strategic plans;

•strategic relationships with third parties;

•the performance of the Registrant’s business and operations;

•the competitive and business strategies of the Registrant;

•the Registrant’s anticipated operating cash requirements and future financing needs;

•the anticipated future gross revenues and profit margins of the Registrant’s operations;

•the Registrant’s business objectives and milestones and the anticipated timing of execution; and

•other risks described in this Annual Report and the documents incorporated by reference herein.

These statements reflect the Registrant’s current views with respect to future events and are based on assumptions and subject to a number of risks and uncertainties, some of which are unknown at this time. The Registrant believes that the risks and uncertainties impacting the Registrant’s forward-looking statements include, but are not limited to, those described or referenced in the “Risk Factors” section of the Registrant’s Annual Information Form for the year ended July 31, 2026, dated October 28, 2026, available on the SEDAR+ website at www.sedarplus.ca and attached hereto as Exhibit 99.1 (the “AIF”), or identified in the Registrant’s Management’s Discussion and Analysis for the year ended July 31, 2026, attached hereto as Exhibit 99.3 (the “Annual MD&A”) and in the Registrant’s subsequent regulatory filings, which include, but are not limited to, the following risks:

•the Registrant’s ability to meet its obligations as they become due;

•the Registrant’s ability to implement its growth strategies;

•the Registrant’s competitive advantages;

•the development of new products and product formats for the Registrant’s products;

•the Registrant’s ability to manage any indebtedness as required;

•the Registrant’s ability to obtain and maintain financing or to re-finance existing indebtedness on acceptable terms, as necessary;

•the impact of competition;

•changes and trends in the beverage industry and markets;

•changes in laws, rules and regulations;

•the Registrant’s ability to maintain and renew required licenses;

•the Registrant’s ability to maintain good business relationships with its customers, distributors and other strategic partners;

•the absence of material adverse changes in the industry and in Canadian, United States or global economies;

•the Registrant’s future business performance;

•the demand for the Registrant’s products; and

•the conditions of the markets that the Registrant serves.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in the AIF, the Annual MD&A, and the documents incorporated by reference herein and therein.

A description of assumptions used to develop such forward-looking statements and a description of additional risk factors that may cause actual results to differ materially from forward-looking statements can be found in the AIF, under the headings “Forward-Looking Statements” and “Risk Factors”, and in the Annual MD&A, under the headings “Cautionary Statement on Forward-Looking Statements” and “Risk Factors and Uncertainties”. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking statements contained in this Annual Report and the exhibits incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this Annual Report and the exhibits incorporated by reference herein represent the expectations of the Registrant as of the date of this Annual Report or the applicable exhibit and, accordingly, are subject to change after such date. The Registrant expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), and the audit is subject to Public Company Accounting Oversight Board auditing standards. IFRS Accounting Standards differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) and from practices prescribed by the Securities and Exchange Commission (the “SEC”). Therefore, the Registrant’s financial statements filed with this Annual Report may not be comparable to financial statements prepared in accordance with U.S. GAAP. Because the Registrant’s financial statements are prepared in accordance with IFRS Accounting Standards, no reconciliation to U.S. GAAP is required or included.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are expressed in Canadian dollars. References to “C$” or “$” are to Canadian dollars and references to “US$” are to United States dollars. The Registrant’s audited annual consolidated financial statements are presented in Canadian dollars.

ANNUAL INFORMATION FORM

The AIF is attached as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS

The Registrant’s audited annual consolidated financial statements as at and for the years ended July 31, 2026 and 2025, together with the notes thereto and the report of the independent registered public accounting firm thereon, are attached as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Annual MD&A is attached as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this Annual Report, the Registrant carried out an evaluation, under the supervision of the Registrant’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based upon that evaluation, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that, as of July 31, 2026, the Registrant’s disclosure controls and procedures were effective, and that the design and operation of the Registrant’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management’s Report on Internal Control Over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

Under the Jumpstart Our Business Startups Act, “emerging growth companies” are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. The Registrant qualifies as an “emerging growth company” and, therefore, has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

Changes in Internal Control Over Financial Reporting

No change occurred in the Registrant’s internal control over financial reporting during the fiscal year ended July 31, 2026 that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notices to any of its directors or executive officers during the fiscal year ended July 31, 2026.

AUDIT COMMITTEE

Identification of the Audit Committee

The Board of Directors of the Registrant (the “Board of Directors”) has a separately designated standing audit committee (the “Audit Committee”) established for the purpose of overseeing the accounting and financial reporting processes of the Registrant and audits of the financial statements of the Registrant in accordance with Section 3(a)(58)(A) of the Exchange Act.

As of the date of this Annual Report, the Audit Committee is composed of Michael Doolan (who serves as the Audit Committee’s chair), Geoff Bedford and Dominic Scarangella, all of whom are considered independent based on the criteria for independence prescribed by Rule 10A-3 of the Exchange Act and Rules 5605(a)(2) and (c)(2) of the Nasdaq Stock Market Rules (the “Nasdaq Stock Market Rules”).

The Board of Directors has also determined that each member of the Audit Committee is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements.

Audit Committee Financial Expert

The Board of Directors has determined that each of Michael Doolan and Geoff Bedford (i) qualifies as an “audit committee financial expert” (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act) and Rule 5605(c)(2)(A) of the Nasdaq Stock Market Rules; and (ii) is independent (as determined under Exchange Act Rule 10A-3 and Rule 5605(a)(2) of the Nasdaq Stock Market Rules).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit Committee and the Board of Directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

CODE OF ETHICS

The Registrant has adopted a Code of Business Conduct and Ethics that applies to directors, officers and employees of the Registrant (the “Code”). The Code is posted on the Registrant’s website at www.cizzlebrands.com/governance. The Code meets the requirements for a “code of ethics” within the meaning of that term in General Instruction 9(b) of Form 40-F. Unless and to the extent specifically referred to herein, the information on the Registrant’s website shall not be deemed to be incorporated by reference in this Annual Report.

All waivers of the Code with respect to any of the employees, officers or directors covered by it will be promptly disclosed as required by applicable securities rules and regulations. Since adoption, and until July 31, 2026, the Registrant did not amend or waive or implicitly waive any provision of the Code with respect to any of the Registrant’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The aggregate fees billed to us by our independent registered public accounting firm, MNP LLP (PCAOB ID 1930), for the fiscal years ended July 31, 2026 and 2025 as Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees were as follows:

Fiscal Year Ended July 31,	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
2026	C$415,160	C$363,800	C$40,703	nil
2025	C$243,960	C$32,100	C$3,210	nil

“Audit Fees” are fees billed for services provided in auditing the Registrant's annual financial statements. “Audit-Related Fees” are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported as Audit Fees. “Tax Fees” are fees billed for professional services rendered for tax compliance, tax advice and tax planning. “All Other Fees” are fees billed for products and services not included in the foregoing categories.

PRE-APPROVAL OF SERVICES PROVIDED BY INDEPENDENT AUDITOR

The Audit Committee pre-approves all audit and non-audit services to be provided to the Registrant by its independent registered public accounting firm, MNP LLP. The Audit Committee sets forth its pre-approval and/or confirmation of services authorized by the Audit Committee in the minutes of its meetings.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

MATERIAL CASH REQUIREMENTS

Information regarding the Registrant’s material cash requirements from known contractual and other obligations, including in respect of the senior secured term loan credit facility from OIC, L.P. or its affiliates, the senior secured convertible promissory note issued to Ascent Partners Fund LLC, as amended, the convertible notes issued to K2 Principal Fund L.P. and Fattore Glen Investments Ltd., the promissory note in favor of NFS Capital Ltd., the secured vendor take-back note issued in connection with the acquisition of the Registrant’s manufacturing business, the secured revolving credit facility provided by eCapital Asset Based Lending Corp., and the Registrant’s lease obligations, is included under the heading “Liquidity and Capital Resources” in the Registrant’s Management’s Discussion and Analysis for the year ended July 31, 2026, attached hereto as Exhibit 99.3 and incorporated by reference herein.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

None.

CORPORATE GOVERNANCE

Not applicable.

MINE SAFETY DISCLOSURE

None.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

None.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking. The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B. Consent to Service of Process. The Registrant has previously filed a Form F-X in connection with its Registration Statement on Form F-10, as amended (File No. 333-298427), appointing Bennett Jones (US) LLP as its agent for service of process in the United States. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description
99.1	Annual Information Form for the year ended July 31, 2026

99.2	Audited Consolidated Financial Statements as at and for the years ended July 31, 2026 and 2025

99.3	Management’s Discussion and Analysis for the year ended July 31, 2026

99.4	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.5	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of MNP LLP

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

CIZZLE BRANDS CORPORATION

By:	/s/ John Celenza
	Name:	John Celenza
	Title:	Chief Executive Officer, Executive Chairman and Director

Date: October 28, 2026