Form 40-F/A
period 2026-07-31
Cizzle Brands Corp
filed 2026-10-28
CIK 2105038

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Cizzle Brands Corporation (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the U.S.-Canadian multi-jurisdictional disclosure system. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

The Company is filing this Amendment No. 1 (this “Amendment”) to its original Annual Report on Form 40-F for the year ended July 31, 2026, which was filed with the United States Securities and Exchange Commission (the “SEC”) on October 28, 2026 (the “Annual Report”), in order to refile Exhibit 99.1 - Annual Information Form for the Fiscal Year ended July 31, 2026 (the “AIF”) to (i) correct a typographical error in the AIF, which inadvertently stated that the date of the AIF was October 28, 2026 instead of October 27, 2026, and (ii) update certain information set forth under “Item 9. Directors and Officers – Name, Occupation and Security Holding.”

In addition, pursuant to the rules of the SEC, this Amendment also contains new certifications required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Except as described above, the Annual Report remains unchanged. In addition, this Amendment does not reflect events occurring after the filing of the Annual Report or modify or update those disclosures. Accordingly, this Amendment should be read in conjunction with the Annual Report and the Registrant’s other SEC filings.

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Annual Report:

Exhibit	Description
99.1*	Annual Information Form for the year ended July 31, 2026

99.2**	Audited Consolidated Financial Statements as at and for the years ended July 31, 2026 and 2025

99.3**	Management’s Discussion and Analysis for the year ended July 31, 2026

99.4*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.5*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6**	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7**	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8**	Consent of MNP LLP

101.INS***	Inline XBRL Instance Document

101.SCH***	Inline XBRL Taxonomy Extension Schema Document

101.CAL***	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE***	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104***	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.

** Filed previously as an exhibit to the Annual Report.

*** To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment to the Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

CIZZLE BRANDS CORPORATION

By:	/s/ John Celenza
	Name:	John Celenza
	Title:	Chief Executive Officer, Executive Chairman and Director

Date: October 28, 2026